Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Years ended December 31, 2016 and 2015

February 10, 2017

MD&A

Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated February 10, 2017. It should be read in conjunction with the audited consolidated financial statements and notes thereto for Wi-LAN Inc. for the year ended December 31, 2016 (the “Financial Statements”). References in this MD&A to “WiLAN,” “Company”, “our company,” “we,” “us” and “our” refer to Wi-LAN Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise. The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”) and applicable United States Securities and Exchange Commission (“SEC”) regulations for annual financial information.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of United States dollars (“U.S. dollars”), with the exception of share and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the year ended December 31, 2016 and up to and including February 9, 2017.  Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our Annual Information Form (“AIF”) for the year ended December 31, 2016, is available on-line at www.sedar.com and also on our website at www.WiLAN.com.  Our Form 40-F can be found on the SEC’s EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board of Directors’ Audit Committee (the “Audit Committee”) and, finally, by our Board of Directors as a whole (the “Board”).

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;
•	our expectation regarding the adoption and impact of certain accounting pronouncements;
•	our expectation regarding the growth rates of licensees’ businesses and the expected revenues to be collected from such licensees;
•	our expectations with respect to revenues to be recorded as a consequence of license agreements with fixed periodic payment structures;
•	our expectations with respect to the timing and amounts of any license agreements that may be entered into with respect to any of our litigation matters;
•	our expectations with respect to our ability to sign new licenses and to sign renewal agreements with existing licensees;
•	our estimates regarding our effective tax rate;
•	our expectations with respect to the sufficiency of our financial resources; and
•

our expectations regarding continued expansion of our patent portfolio through the acquisition of patents from third-parties and from the development of new inventions or our entry into licensing relationships with third-parties.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “would”, “intend”, “believe”, “plan”, “continue”, “anticipate”, “project” or the negative of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information

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are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Risks and Uncertainties

Many factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in our February 10, 2017 AIF.  These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements and forward-looking information.

Non-GAAP Disclosure

We use the term “earnings before interest, taxes, depreciation and amortization” (“EBITDA”) to reference earnings from continuing operations before interest income, interest expense, depreciation & amortization expense,  and the provision for income taxes as disclosed in the reconciliation of net earnings/loss to EBITDA included in this MD&A. We report EBITDA in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. EBITDA is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. EBITDA should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

DESCRIPTION OF THE BUSINESS

Generally, in exchange for disclosing specific, novel and non-obvious inventions that meet applicable legal requirements in a particular country, a granted patent will provide its holder with time-limited, legally enforceable exclusive rights in that country to practice the inventions disclosed in the patent and to exclude others from practicing those inventions. If the inventions disclosed in the claims of a granted patent meet applicable legal validity and enforceability requirements and are important enough that a third-party wishes to practice those inventions or cannot conduct its business without practicing those inventions, the patent may be of great value to that third-party. Unfortunately, many third-parties are content to practice such inventions, thereby infringing the patent in which they are disclosed, without compensating the patent owner, believing the owner will not discover the infringement, will be unable to convince the third-party to pay any compensation, will be unable to prove infringement sufficiently to convince a court to force the third-party to pay appropriate compensation or, in the worst cases, will have one or more of their patents found invalid, unenforceable and/or not infringed.

If the infringer of patented inventions is willing to properly compensate the patent owner for its unauthorized use of these inventions, however, then the owner will typically grant the infringer permission (i.e. a license) to practice those inventions for a period of time (which may be for the life of the patent), free from the threat of legal action. Compensation for such a license may be a single amount (whether paid in a lump sum or over time) or may be based on future sales of products or services that rely on the patented inventions as they are sold over the duration of the license.

During its entire corporate history, the Company has developed and patented inventions that have proven of great value to third-parties. In addition, WiLAN also has a history of acquiring patents that it believes hold great value from other inventors. WiLAN also works with patent inventors and owners to unlock the value trapped in patents that their inventors or owners have been unable to obtain by developing and licensing their patents while sharing with those inventors and assignees both any revenues generated by these patents and much of the financial risk associated with licensing these patents.

In mid-2006, WiLAN re-focused its business on technology innovation and licensing. At that time, the Company owned approximately 20 patents including certain patents it believed could be used to license to third parties. In launching this new form of

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business, a key strategy was to strengthen WiLAN’s global patent portfolio to sustain long-term revenue opportunities and associated growth.

Over the past 11 years, the Company has grown from 1 employee in mid-2006 to 47 employees at December 31, 2016, increased its global patent portfolio from approximately 20 patents in two technology areas to close to 11,000 patents and patent applications worldwide in 60 technology areas, signed more than 355 licensees, and grown annual revenues from approximately $1.9 million in 2006 to close to $93 million in 2016, representing a compound annual growth rate of over 48%, although growth in all these areas has not been uniform from period to period.

Since 2006, WiLAN’s principal source of revenue has been from licensing the patents in its internally developed global patent portfolio, but the Company is also generating increasing revenue from licensing patents with respect to which it has partnered with third-parties. WiLAN may also, from time to time, sell patents if revenue from an outright sale of any patent appears to be greater than its licensing potential.

The Company plans to build upon its significant base of signed license agreements and increase its licensing opportunities by growing its patent offerings with a combination of patent acquisitions, licensing partnerships with patent owners and corporate mergers and acquisitions.

Historically, WiLAN held patents relating to wireless access and digital television and display technologies.

Technology areas generally included in WiLAN’s wireless access patents include 3G/4G, Wi-Fi and Bluetooth, as well as other technologies generally applicable to handheld devices or to infrastructure equipment necessary to operate wireless networks. WiLAN has generated licensing revenue from companies that sell products described as cellular handsets (such as smart phones) and infrastructure, tablets, laptop computers and Wi-Fi routers. In addition, the Company believes that it has identified a number of other potentially licensable products in markets adjacent to “pure” wireless markets.

WiLAN’s digital television and display technology area originated with the acquisition of certain parental control technology patents in July 2007 and has been augmented with acquisitions from several other sources including multimedia processing, display and touch screens and graphical user interfaces, all of which are potentially used in smart phones, digital televisions, “smart” televisions, tablet computers and laptop computers.

In addition to the Company’s historic patent licensing areas, WiLAN enters into relationships with third-party inventors and patent owners to enforce their patents in exchange for sharing in both the reward and the risk in such enforcement. In these relationships, instead of paying significant amounts up front for the acquisition of patents, WiLAN generally acquires patents from their inventors or owners through a dedicated subsidiary in exchange for a percentage of the recoveries derived from enforcing those patents paid to the inventors or owners. The Company strives to conduct any litigation relating to these patents by way of contingency or “hybrid contingency” arrangements with appropriate legal counsel through which a significant portion of the costs of such legal counsel are contingent upon and tied to recovery made in any litigation involving the patents. Given the sharing of recoveries among WiLAN, the original inventor or owner of the patents and external legal counsel, the Company believes that these parties’ interests are aligned towards maximizing the recovery from enforcing these patents.

Current patent portfolios acquired by WiLAN through such relationships with third-party inventors and patent owners include patents relating to 3D television technologies, automotive headlight assemblies, phased loop technology, microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging technologies, medical, industrial and automotive applications, computer gaming, medical stent technologies, intelligent personal assistant technologies, CMOS image sensors, enhanced image processing, streaming video technologies, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies.

The Company’s patent licensing has yielded strong results since mid-2006, having generated cumulative revenues to the end of 2016 of nearly $750 million. WiLAN continues to consistently sign licenses every year and has entered into 3 renewal and 32 entirely new licenses since the beginning of its 2016 fiscal year.

WiLAN’s license agreements generally take into consideration rights to license the patents covered and releases for past infringement. Related payments may be lump-sum, fixed-price with set payments made over a specified period of time or running royalty based depending on a price per-unit and/or a percentage of product sales or service revenues enjoyed by licensees. Running royalty based

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licensees generally provide the Company with quarterly or semi-annual royalty reports which are typically received subsequent to the period in which the underlying sales occurred.

Consideration for license agreements is generally paid in cash, although WiLAN has accepted a combination of cash and in-kind payments in the past and may do so again in the future if any such patents fit the Company’s value proposition and strategic objectives. WiLAN recognizes revenue from these arrangements as amounts become due and collection is assured.

Royalty rates and the consideration for a license may vary significantly with different licensees because there are many factors that may make different rates and other terms appropriate. These include, without limitation: the clarity of the reads of patent claims on the prospective licensee’s products; the significance of the patented invention to the performance of such products; the strength of the patents generally; the profitability of the products in question; the propensity of the prospective licensee to resist taking a license or to litigate; the number of applicable patents; the volume of products that infringe; the geographies in which infringing products are manufactured and sold; the prospective licensee’s future sales plans; and the prospective licensee’s financial position.

Although WiLAN prefers to negotiate license agreements without litigation, the Company is prepared to take all necessary steps, including investing in litigation, to ensure it receives fair compensation for the use of its patented technologies. If litigation is initiated against a prospective licensee, WiLAN’s business approach seeks resolution of the litigation through the signing of a license agreement. Licensing discussions may be ongoing with a number of prospective licensees at any time and although the Company cannot anticipate how any litigation may affect ongoing discussions, WiLAN’s experience is that discussions will often continue through the litigation process and that some parties may be inclined to take licenses.

Notwithstanding WiLAN’s early success in many areas, the business and legal environment for patent licensing companies has become increasingly difficult during the past several years. In this more difficult licensing environment, the Company continues to adapt and evolve to achieve success. Despite the Company’s best efforts, however, it appears that the USPTO, U.S. courts and U.S. juries are becoming less willing to side with patent assertion companies in proceedings brought by or against technology manufacturers, which may lead to those manufacturers and other potential licensees delaying or resisting taking licenses to the Company’s patents or taking licenses on terms less favourable to WiLAN.

The Company’s employees have unique skill sets and proven abilities to conclude license agreements. This is important because the strength of asserted patents is only part of what is needed to derive substantial revenues from them; human expertise in the relevant markets, in patent portfolio development, and in patent licensing and litigation are as crucial as strong patents.

Based on the strength of WiLAN’s global patent portfolio, its licensing capability, human resources and fair business dealings, the Company believes that it is well known in the applicable industries and that companies will accept that licenses will be inevitable and will budget for them. WiLAN also believes that it remains well positioned to succeed because of its strong and growing global patent portfolio, professional and systematic approach to licensing, experienced management team, track record of signing license agreements, significant base of signed agreements and solid financial position.

WiLAN expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration for a license or as compensation for past infringement. It is important that prospective licensees know that, when necessary, WiLAN has sufficient funds to conduct protracted and multiple litigations, otherwise a party may be even more reluctant to take a license. In addition to any litigation commenced by the Company, one or more parties may file actions against WiLAN seeking declaratory judgments of non-infringement and/or invalidity against its patents and/or request re-examination or reviews of certain patents before the USPTO or other regulatory bodies.

In the Company’s licensing efforts, if litigation is required to protect and enforce its rights, WiLAN strives to litigate third-party infringement of patents using legal counsel based on either a “full” or “hybrid” contingency basis through which the Company shares the financial risks of such litigation with its legal counsel. While WiLAN traditionally sought to obtain 100% of the benefits of any patent litigation, it also bore 100% of the costs relating to that litigation. Where the Company retains litigation legal counsel on a “full” contingency basis, WiLAN pays no legal fees relating to such litigation, instead compensating counsel based on a portion of any actual recovery from the infringer(s) in that litigation, although the Company may bear the expense of third-parties and disbursements incurred related to that litigation. Where the Company retains litigation legal counsel on a “hybrid” contingency basis, WiLAN may agree to pay a set regular amount to counsel throughout the conduct of a litigation, often subject to a cap, which amount will be deducted against any ultimate recovery from the infringer(s) in that litigation, a portion of which will, otherwise, be paid to counsel as their fees.

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On December 31, 2016, the Company’s fiscal year-end, WiLAN had approximately $107.7 million in cash, cash equivalents and short-term investments on hand. The Company believes this amount represents sufficient financial resources to fund operations for the foreseeable future based on its current plans. WiLAN believes it will remain in a position to fund ongoing operations from license revenues generated for the foreseeable future, although this is not assured.

Results and outlook

Overall performance

The following table sets forth consolidated statements of operations data, which is expressed in thousands of U.S. dollars, except share and per share amounts, for the indicated years as well as certain balance sheet data as at December 31, 2016, 2015, and 2014.

	Year ended December 31, 2016		Year ended December 31, 2015		Year ended December 31, 2014
	$000's	%	$000's	%	$000's	%

Revenue	$92,876	100	$102,855	100	$98,311	100

Operating expenses
Cost of revenue	64,111	69	70,400	68	63,201	64
Research and development	-	-	2,430	2	2,416	2
Marketing, general and administrative	9,794	11	7,462	7	10,565	11
Foreign exchange loss	(103)	(0)	2,985	3	2,038	2
Impairment of assets	—	—	1,747	2	—	—
Restructuring charges	—	—	1,302	1	—	—
Total operating expenses	73,802	79	86,326	84	78,220	80
Earnings (loss) from operations	19,074	21	16,529	16	20,091	20
Interest income	548	1	428	0	533	1
Earnings (loss) before income taxes	19,622	21	16,957	16	20,624	21
Provision for (recovery of) income tax expense
Current	5,539	6	4,013	4	4,623	5
Future	3,031	3	2,908	3	6,290	6
	8,570	9	6,921	7	10,913	11
Net earnings (loss)	$11,052	12	$10,036	10	$9,711	10

Earnings (loss) per share
Basic	$0.09		$0.08		$0.08
Diluted	0.09		0.08		0.08

Weighted average number of common shares
Basic	119,245,581		120,713,535		120,103,422
Diluted	119,245,581		120,720,171		120,368,583

	As at December 31, 2016	As at December 31, 2015	As at December 31, 2014
Cash and cash equivalents	$106,553	$93,431	$126,311
Short-term investments	1,154	1,120	1,336
Total assets	282,983	293,218	313,194
Long-term debt	—	—	—
Dividends declared per common share	0.05	0.17	0.18

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Revenues for the twelve months ended December 31, 2016 were $92,876 representing a decrease of $9,979 or approximately 9.7% over the twelve months ended December 31, 2015. The decrease in revenue is attributable to the completion of payments on certain fixed payment license agreements signed in previous years partially offset by an increase in one-time payment license agreements signed during the twelve months ended December 31, 2016.

Our license agreements can generally be classified as either: (1) running royalty agreements in which licensees provide reports on their sales activities for the previous fiscal quarter, and calculate and remit the appropriate royalty; or (2) fixed fee arrangements with either a one-time lump sum payment or periodic payments that may be over a period shorter than or equal to the license term.  In all cases, licenses provide for a release of past infringement and a license to some or all of our patents for a specified period of time.  In certain cases, licenses may also extend to certain patents acquired by us during the term of the license.  In all cases, the continued right to the license is subject to the licensee making the required payments defined in the agreement, all of which are non-refundable once received by us.  We consider revenue to be earned when we have persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the license agreement, including delivery and acceptance, the amounts are fixed or determinable and collection is reasonably assured.  We do not recognize revenue until all these conditions are met.

Our business is unique because, unless approached, entities who infringe our patents are content to not pay fair compensation to us for the right to use the inventions claimed in those patents. Our licensing process involves the preparation of claim charts which are detailed descriptions of the claims in our patents and how those claims relate to a particular technology standard or a particular product offering.  These claim charts are presented to entities which we believe to be infringing these patents as the first step in commencing licensing discussions.  The licensing process then generally includes countering arguments relating to technology and legal matters relating to these and other patents, arriving at mutually satisfactory business, financial and legal terms for license agreements and signing such license agreements.  We note that with more than 11,000 patents, we generally only prepare claim charts on a small subset of the entire portfolio.  Accordingly, we will commence license discussions focusing on only a small number of patents that we believe are being infringed.

If licensing discussions are not productive, we may resort to litigation as a means to motivate a potential licensee to negotiate a license.  Although our preference is to reach a negotiated license agreement without commencing patent litigation, we have found that many entities will not engage in substantive discussions without litigation.  If litigation is required, it will most certainly be on only a subset of the patents that we believe are infringed, for example on only two or three patents out of our entire portfolio.  We may also engage in additional infringement litigation against a potential licensee to create additional pressure to enter into a negotiated license agreement.

As a result of the above, the timing of when a license is executed is uncertain and, accordingly, we may experience fluctuations in revenues year over year.

The criteria that we have traditionally used for determining when revenue will be recognized will change for our year ending December 31, 2018.  In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-9, "Revenue from Contracts with Customers" and in August 2015 issued an update which defers the effective date of this new standard to fiscal years beginning after December 15, 2017, with early adoption permitted. Under this new standard, revenue is recognized when a licensee or customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB has issued several amendments to the standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations.

This new standard specifically outlines that patents, underlying highly functional items, are considered functional IP.  Licenses to functional IP are considered satisfied at a point in time and any resulting revenue is recognized at that point in time.  The standard further indicates that “in very rare circumstances, if at all” can licenses to functional IP be recognized over time.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). We currently anticipate adopting the standard using the full retrospective method to restate each prior reporting period presented.

We anticipate this standard will have a material impact on our consolidated financial statements. While we are continuing to assess all potential impacts of the standard, we currently believe the most significant impact relates to our accounting for fixed fee arrangement

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license agreements that contain periodic payments that may be over a period shorter than or equal to the license term.  We expect to recognize license revenue at the time of signing a license agreement rather than over the period of periodic payments.  Due to the complexity of certain of our license agreements, the actual revenue recognition treatment required under the standard will be dependent on contract-specific terms, and may vary in some instances from recognition at the time of billing.  We are also further evaluating the income tax impact of these changes in revenue recognition.

Operating expenses for the twelve months ended December 31, 2016 were $73,802 or 79% of revenues, representing a decrease of $12,524 or 15% as compared to $86,326 or 84% of revenues for the twelve months ended December 31, 2015. The decrease in operating expenses is primarily attributable to lower litigation costs, amortization expense, restructuring costs and asset impairment offset by an increase in patent maintenance, prosecution and evaluation costs, contingent partner payments and legal fees, and compensation and benefits, which is described in more detail below.

Litigation expense accounted for approximately $4,824 and $13,203 or 7% and 15% of total operating expenses in each of fiscal 2016 and 2015 respectively.  As noted, we would prefer to negotiate licenses without the use of litigation but that is not always possible. Given the number of litigations we are currently involved in and the related fee arrangements, litigation expenses for 2017 are expected to increase from the 2016 levels excluding contingent litigation payments.  Litigation activities, and therefore expenses, are difficult to predict as there are many factors that can influence any action that is commenced.

We recorded net earnings for the twelve months ended December 31, 2016 of $11,052 or $0.09 per basic and diluted share as compared to the twelve months ended December 31, 2015 of $10,036 or $0.08 per basic and diluted share.

We consider EBITDA, a non-GAAP measure, to be a good indicator of performance for the business as it more accurately captures financial performance in a given period related to the operations of the business.

The table below reconciles the net earnings to EBITDA.

	Three months ended		Twelve months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Net earnings under GAAP	$8,627	$3,007	$11,052	$10,036

Adjusted for:
Interest income	(172)	(97)	(548)	(428)
Depreciation and amortization	7,719	10,086	34,651	38,164
Income tax expense (recovery)	1,310	(129)	8,570	6,921
EBITDA	$17,484	$12,867	$53,725	$54,693

Weighted average number of common shares (1)
Basic	118,555,989	120,817,531	119,245,581	120,713,535

Earnings per basic share under GAAP	$0.07	$0.02	$0.09	$0.08

Adjusted for:
Interest income	(0.00)	(0.00)	(0.00)	(0.00)
Depreciation and amortization	0.07	0.08	0.29	0.32
Income tax expense (recovery)	0.01	(0.00)	0.07	0.06
EBITDA per basic share	$0.15	$0.11	$0.45	$0.45

1. Weighted average number of common shares used in the calculation of EBITDA per basic share and earnings per basic share under GAAP.

EBITDA for the twelve months ended December 31, 2016 was $53,725 as compared to $54,693 for the twelve months ended December 31, 2015.  The decrease in EBITDA as compared to last year is primarily attributable to a decrease in revenue and a decrease in litigation expenses partially offset by an increase in compensation and benefits, an increase in contingent partner payments and legal fees, and an increase in patent maintenance, prosecution and evaluation costs.

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Results of Operations for the twelve months ended December 31, 2016 as compared to the twelve months ended December 31, 2015

Revenues

Revenues for the twelve months ended December 31, 2016 were $92,876, representing a decrease of $9,979 as compared to the twelve months ended December 31, 2015.

	Twelve months ended
	December 31, 2016	December 31, 2015

Revenues	$92,876	$102,855
Decrease from comparative period	(10%)

Our revenues are derived from five principal sources: (i) running royalty agreements pursuant to which licensees pay us royalties based on either a percentage of the net selling price of licensed products or a fixed fee per licensed product sold; (ii) fixed fee royalties consisting of a set quarterly or annual amount for all licensed products sold by licensees; (iii) one-time lump sum fees to cover the sale of all licensed products by a particular licensee, subject to certain limitations; (iv) licensing patents on behalf of our partners; or (v) brokerage which provides the acquirer exclusive rights to the technology.  License agreements are generally for a five to eight year period but can be significantly longer or covering the entire life of the underlying licensed patents. We consider revenue to be earned when we have persuasive evidence of an arrangement, all obligations that we need to perform have been fulfilled in accordance with the terms of the license agreement, including delivery and acceptance, the revenue amount is fixed or determinable and collection is reasonably assured.

Revenues can vary significantly from quarter to quarter depending upon the type of royalty arrangement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and fluctuations in foreign currency and other factors. Revenues can fluctuate based on individual licensees’ growth and success rates in their respective markets, and other market factors on their respective businesses and other factors outside of our control. See “Risk Factors” contained in our AIF for more detailed information.

Three licensees individually accounted for 18%, 14% and 11%, respectively, of revenues for the twelve months ended December 31, 2016 as compared to three licensees which individually accounted for 16%, 12% and 10%, respectively, of revenues for the twelve months ended December 31, 2015.  For the twelve months ended December 31, 2016, the top ten licensees accounted for 77% of revenues, whereas in the comparable period last year the top ten licensees accounted for 76% of revenues, respectively.

Historically, a significant portion of our revenues has been generated by license agreements having fixed periodic payments, however we expect that an increasing portion of our revenues will be generated by license agreements having one-time lump sum payments and therefore our revenue is expected to fluctuate from period to period.

Cost of Revenue

Cost of revenue is comprised of patent licensing expenses which includes royalty obligations, cost of patents sold through brokerage activities (if any), employee related costs and other costs incurred in conducting license negotiations, contingent partner payments and legal fees, litigation expense and amortization of patents expense related to acquired patents. We also consider the expenses related to the management of our patent portfolio as cost of revenue. The management of our patent portfolio involves filing patent applications, prosecuting applications to obtain issued patents, documenting infringement, assessing validity of issued patents, conducting due diligence on patents and applications to be acquired, and other general administrative tasks. Many of these costs are directly related to the size and breadth of our patent portfolio and, therefore, as we add or reduce patents, these costs would be expected to increase or decrease accordingly. We are continuously looking at ways to reduce costs including reducing our patent count if revenues will not be impacted.

Litigation, other than contingent litigation, and amortization expenses are not necessarily variable with revenues.  We also include, as a cost of revenue, any costs related to sourcing new patent portfolios or developing new strategic partnerships.

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The table below provides the details of cost of revenue:

	Twelve months ended
	December 31, 2016	December 31, 2015

Compensation and benefits	$8,531	$6,680
Litigation	4,824	13,203
Patent maintenance, prosecution, and evaluation	9,959	7,715
Contingent partner payments and legal fees	5,722	3,617
Amortization of patents	34,244	37,723
Stock-based compensation	174	460
Other	657	1,002
	$64,111	$70,400
Percent of revenue	69%	68%
Decrease from comparative period	(9%)

Cost of revenue for the twelve months ended December 31, 2016 was $64,111 or 69% of revenues as compared to $70,400 or 68% of revenue for the same period last year.

The decrease in expenses is primarily attributable to a decrease in litigation costs and amortization expense offset by an increase in compensation and benefits, patent maintenance, prosecution and evaluation costs, and contingent partner payments and legal fees.

Litigations are a normal part of our business which may extend over multiple years and are principally a discretionary cost, not directly related to or necessarily proportional to the revenues we generate.  Our litigation expenses consist of all expenses related to the conduct of our litigation activities and include the costs of external legal counsel and third-party costs including those of expert witnesses and other service providers required during the course of litigations for all litigations not otherwise covered under a contingency arrangement.

Pursuant to our engagement of McKool Smith (“McKools”) in respect of certain litigations that concluded in 2011, in consideration for a discount on fees in connection with such litigations, we have agreed to pay McKools a success fee based on achieving certain minimum financial measures attributable to such litigations. Upon achieving these financial measures, McKools will be entitled to receive a percentage of the proceeds actually received pursuant to the licensing agreements relating to these litigations up to a maximum of $27,986. We have collected and expect to collect proceeds from these license agreements over the next two years.  Should we collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee. We accrued the full amount of the success fee obligation in fiscal 2011. As at December 31, 2016, the current and long term portions of the success fee obligation are $585 and $47, respectively. During the twelve months ended December 31, 2016, we paid McKools $3,007 (twelve months ended December 31, 2015 - $3,736) based on proceeds collected as of September 30, 2016.

For the twelve months ended December 31, 2016, litigation expenses amounted to $4,824 as compared to $13,203 for the same period last year. The decrease in litigation expenses is attributable to a decrease in the level of litigation activities considered non-contingency related in comparison to the same period last year. Litigation expenses are expected to vary from period to period due to the variability of litigation activities, and shared risk fee arrangements. We expect an increase in litigation expenses in fiscal 2017 as a result of the expected level of litigation activities and the corresponding fee arrangements.

In the course of our normal operations, we are subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we have no reason to believe that the ultimate outcome of these matters would have a significant impact on our consolidated financial position.

Our partnering programs relate to specific patent portfolios owned or controlled by our operating subsidiaries, have contingent partner payment arrangements with the previous patent owners and most often contingent legal fee arrangements with law firms. As these licensing programs generate revenues we will expect to incur contingent partner payments and contingent legal fees. The contingent partner payments and contingent legal fees are expected to fluctuate from period to period based on the amount of revenues

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recognized each period, the terms and conditions of the particular contingent legal fee arrangements, the type of contingent partner payment arrangements with the previous patent owners and the mix of specific patent portfolios generating revenues each period.

We have engaged the services of certain law firms to represent us in certain patent infringement litigations. Pursuant to these engagements, we have agreed to pay these law firms a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these patent infringement litigations. We have in the past, and may again in the future, agree to pay a discounted fixed-fee.  These fees are capped at an amount that would normally be a fraction of the estimated total fees and serve as an advance against any future success fee payments. Any success fees payable to these law firms are expensed in the period for which the applicable revenue is recognized. All fixed fee amounts are expensed in the period they are incurred.

The Company’s short-term incentives consists of an annual “at risk” cash incentive forming part of target compensation, which is paid based on achieving annual corporate and individual performance targets. These targets take the form of short-term financial and operating metrics and personal objectives, all focused on positioning WiLAN for present and future success. The Company believes that the use of financial targets such as bookings (new license agreements signed) and EBITDA are variables that are best correlated to WiLAN’s long-term, sustainable financial strength. These targets are set at levels believed to be challenging yet realistically attainable given anticipated trends.

Incentive restricted stock units (“RSUs”) are granted as part of each employee’s “at risk” incentives and are considered “medium-term” incentives because they vest over the three years from the date of grant, with payments on the vesting dates determined with reference to the market price of the Company’s common shares on those dates. The Company believes that RSUs assist in aligning employees and shareholder interests. RSUs generally make up 40% of the annual “at risk” portion of target compensation; given that RSUs vest and are paid out over three years, these awards are considered “at risk” in terms of how much they will pay out because the value of RSUs rises (and may fall) in conjunction with the market price of the Company’s common shares.

Long-term incentives in the form of stock options and performance restricted stock units (“PRSUs”), generally available to all employees at the discretion of WiLAN’s senior executives and, in the case of such senior executives themselves, the Board or Compensation Committee, are intended to align the employees’ interests with those of WiLAN’s shareholders.  PRSUs are contractual rights provided to specific employees requiring WiLAN to grant a pre-set number of RSUs to those employees on January 1, 2017 if stipulated target performance metrics are achieved.

Compensation expense, as a result of the above noted factors, increased year over year as the Company surpassed its performance targets for the year and the share price appreciated approximately 20% year over year resulting in a higher accrued variable compensation at December 31, 2016.

In general, patent licensing expenses are proportional to the breadth and depth of our licensing and brokerage programs and should be expected to increase as we add programs to our business operations. As a result of the expansion in the number of licensing programs and the increase in partnering agreements with contingent partner payment arrangements and contingent legal fee arrangements with law firms, licensing expenses are expected to increase in fiscal 2017.

A key element of our strategy involves acquiring additional patents or obtaining exclusive licensing arrangements through relationships with patent holders that may be accounted for as acquisitions.  Any further acquisitions will increase amortization expense from our current levels.  We have acquired approximately $361,300 in patents since November 1, 2006.

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MD&A

Research and development expense

During the fourth quarter of fiscal 2015, we eliminated our R&D activities and, therefore, we did not incur any expenses related to R&D in the year ended December 31, 2016. We do not expect the elimination of our R&D activities to have a material impact, if any, on our business model.

The table below provides the details of R&D expense:

	Twelve months ended
	December 31, 2016	December 31, 2015

Compensation and benefits	$-	$1,914
Depreciation	-	20
Stock-based compensation	-	80
Other	-	416
	$-	$2,430
Percent of revenue	0%	2%
Increase from comparative period	(100%)

Marketing, general and administration expense

Marketing, general and administration (“MG&A”) expenses represent the cost of corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, marketing and communications, information technology and all costs associated with being a public company.

The table below provides the details of MG&A expense:

	Twelve months ended
	December 31, 2016	December 31, 2015

Compensation and benefits	$5,416	$3,608
Depreciation	407	422
Stock-based compensation	43	307
Public company costs	1,681	1,199
Facilities	633	575
Other	1,614	1,351
	$9,794	$7,462
Percent of revenue	11%	7%
Increase from comparative period	31%

For the twelve months ended December 31, 2016, MG&A expenses amounted to $9,794 or 11% of revenues as compared to $7,462 or 7% of revenue for the twelve months ended December 31, 2015.  The increase in spending for the twelve months ended December 31, 2016 is primarily attributable to an increase in compensation and benefits as a result of higher accrued variable compensation costs and public company costs related to higher accrued costs for restricted share and deferred stock units granted to certain non-executive members of our board.

MG&A costs will vary from period to period depending on activities and initiatives undertaken, and changes in staffing levels in any given period. Restricted share units and deferred stock units are variable elements and therefore changes in the stock price could be expected to impact compensation spending.

Impairment of assets

We commenced restructuring activities in October 2015 and as a result assessed which assets we would continue to support and which areas of the business on which to continue to focus. As a result of this assessment, we concluded that certain licensing programs would

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be terminated and  the carrying value of the patent portfolios associated with these licensing programs were determined to be fully impaired. As a result, we recorded a non-cash, pre-tax charge for asset impairment of $1,747 during the fourth quarter of fiscal 2015.

Foreign exchange (gain) loss

The table below provides the details of the foreign exchange loss:

	Twelve months ended
	December 31, 2016	December 31, 2015

Realized foreign exchange loss	$135	$2,380
Unrealized foreign exchange (gain) loss	(238)	605
	$(103)	$2,985
Percent of revenue	0%	3%
Decrease from comparative period	Not meaningful

Our realized foreign exchange loss is attributable to unhedged transactions denominated in currencies other than our U.S. dollar functional currency and is a result of the change in exchange rates in effect when foreign currency denominated transactions are initially recorded and the corresponding settlement.  For the year ended December 31, 2015 the realized foreign exchange loss is primarily attributable to losses on foreign exchange contracts settled during fiscal 2015 as a result of the difference in the prescribed rates as per the contracts and the rates in effect on the settlement date. During the twelve months ended December 31, 2015 the U.S. dollar appreciated relative to the Canadian dollar. We did not utilize foreign exchange contracts during the year ended December 31, 2016.

The unrealized foreign exchange gain recognized in the twelve months ended December 31, 2016 resulted from the translation of monetary accounts, primarily cash and cash equivalents, short-term investments, dividends, and accounts payable, denominated in Canadian dollars to U.S. dollars.  The change from last year is attributable to the decrease in the level of monetary accounts denominated in Canadian dollars and the Canadian dollar strengthening relative to the U.S. dollar during the year as compared to the same periods last year when the Canadian dollar weakened relative to the U.S. dollar.

From time to time we utilize foreign exchange forward contracts to enhance our ability to manage foreign currency exchange rate risk and exposure to currency rate fluctuations related primarily to future cash outflows of Canadian dollars. The foreign exchange forward contracts require us to sell U.S. dollars for Canadian dollars at prescribed rates. As at December 31, 2016, we did not have any foreign exchange forward contracts.

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to unhedged transactions denominated in currencies other than U.S. dollars.

Interest income

Our recorded interest income for the twelve months ended December 31, 2016 was $548 as compared to $428 for the twelve months ended December 31, 2015.  Interest income includes interest earned on deposits and short-term investments. The increase in interest income for the twelve months ended December 31, 2016 is generally attributable to an increased cash position.

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Provision for income taxes

The table below provides the details of income tax expense:

	Twelve months ended
	December 31, 2016	December 31, 2015

Current income tax expense	$5,539	$4,013
Deferred income tax expense	3,031	2,908
	$8,570	$6,921

Current income tax expense % of revenue	6%	4%

Income tax expense for the twelve months ended December 31, 2016 was $8,570 as compared to $6,921 for the same period last year.  The current income tax expense for the twelve months ended December 31, 2016 and 2015, consisted primarily of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the twelve months ended December 31, 2016 was 6% of revenue as compared to 4% of revenue for the same period last year. The increase in withholding tax expense as a percentage of revenue is attributable to an increase in revenue from jurisdictions for which there is no tax treaty relief.

The increase in the deferred income tax expense is primarily attributable to an increase in the utilization of certain previously recognized Canadian loss carryforwards. There is a valuation allowance of $19,308 as at December 31, 2016 (December 31, 2015 - $17,583) against deferred tax assets for certain of our Canadian and all of our U.S. subsidiaries.  We establish a valuation allowance for any portion of our deferred tax assets for which management believes it is more likely than not that we will be unable to utilize the assets to offset future taxes. We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period.

We expect to continue to utilize certain previously recognized Canadian loss carryforwards. Until such time as our licensing programs in certain of our Canadian and U.S, subsidiaries generate sufficient taxable income we expect to continue to maintain a full valuation allowance against deferred tax assets for these Canadian and U.S. subsidiaries. As a result, we expect our provision for deferred income tax expense to be disproportionately higher when compared to our estimated average annual rate.

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selected consolidated quarterly Results

(Unaudited)

Thousands of U.S. dollars except share and per share amounts	Three months ended December 31, 2016	Three months ended September 30, 2016	Three months ended June 30, 2016	Three months ended March 31, 2016

Revenue	$30,186	$16,569	$15,961	$30,160

EBITDA (1)	$17,484	$9,291	$7,136	$19,814

EBITDA per share (1)
Basic	$0.15	$0.08	$0.06	$0.16
Diluted	$0.15	$0.08	$0.06	$0.16

Net earnings (loss)	$8,627	$657	$(3,152)	$4,920

Net earnings (loss) per share
Basic	$0.07	$0.01	$(0.03)	$0.04
Diluted	$0.07	$0.01	$(0.03)	$0.04

Weighted average number of common shares
Basic	118,555,989	118,912,606	119,255,090	120,281,998
Diluted	118,555,989	118,912,606	119,255,090	120,281,998

Thousands of U.S. dollars except share and per share amounts	Three months ended December 31, 2015	Three months ended September 30, 2015	Three months ended June 30, 2015	Three months ended March 31, 2015

Revenue	$26,017	$21,438	$34,990	$20,410

EBITDA (1)	$12,867	$11,982	$25,168	$4,676

EBITDA per share (1)
Basic	$0.11	$0.10	$0.21	$0.04
Diluted	$0.11	$0.10	$0.21	$0.04

Net earnings (loss)	$3,007	$829	$10,958	$(4,758)

Net earnings (loss) per share
Basic	$0.02	$0.01	$0.09	$(0.04)
Diluted	$0.02	$0.01	$0.09	$(0.04)

Weighted average number of common shares
Basic	120,817,531	120,790,348	120,747,848	120,472,290
Diluted	120,817,531	120,790,986	120,749,618	120,472,290
1.	EBITDA and EBITDA per share are non-GAAP measures. See “Non-GAAP Disclosures” and the “Reconciliation of EBITDA” contained in this MD&A.

Our quarterly revenues are affected by the amount and timing of fixed payment based licenses, the amount of running royalty based licenses, and any new lump sum payment based licenses signed in a quarter. Given these factors, quarterly revenues can fluctuate and be difficult to predict. Our quarterly operating expenses are affected by the number of litigation matters and licensing programs, the timing of partner payment obligations and contingent legal fees associated with our partnering program and foreign exchange gains/losses. Given these factors, quarterly revenues and operating expenses can fluctuate and be difficult to predict.

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Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly results will continue to fluctuate in the future. The operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. The factors affecting our revenue and results, many of which are outside of our control, include the factors set out under the heading “Risks and Uncertainties” above which are discussed in greater detail under the heading “Risk Factors” in our AIF which we urge readers to review carefully.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could result in plans or budgets (which were based on our best estimates when they were completed) not being attained, and these variations could adversely affect our operating results. Delays or reductions in the amounts of royalty payments would adversely affect our business, results of operations and financial condition.

Capital and Liquidity

Cash and cash equivalents, and short-term investments amounted to $107,707 at December 31, 2016, representing an increase of $13,156 from the $94,551 held at December 31, 2015. The increase is primarily attributable to $36,842 cash generated from operations offset by payments for patents acquired in the current and previous years totaling $15,215, the repurchase of common shares under a normal course issuer bid totaling $4,225 and the payment of dividends totaling $4,527.

At December 31, 2016 we had working capital of $103,340, long-term success fee obligation of $47 and long-term patent finance obligations of $12,775 which relates to deferred payment terms on patents and patent rights we acquired in fiscal 2014.

During the twelve months ended December 31, 2016, we made repayments for patent finance obligations of $9,000 and $5,555 related to patents acquired during fiscal 2015 and 2014, respectively, and made payments totaling $660 related to patents acquired in fiscal 2016.

As at December 30, 2016, the current and long-term portions of the patent finance obligations are $10,372 and $12,775, respectively. Although we expect the repayment of the long-term portion of the patent finance obligation to be completed within the next two years, this repayment is based on certain licensing activities occurring within that same two year period.  A majority of this obligation may be deferred until a later date subject to these licensing activities, such date to be no later than June 30, 2013.

We have a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank's Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the twelve months ended December 31, 2016, we had no borrowings under this facility.

Effective February 10, 2016, we received regulatory approval to make a normal course issuer bid (the “2016 NCIB”) pursuant to which we are permitted to purchase up to 11,762,446 common shares for cancellation. The 2016 NCIB commenced on February 12, 2016 and will expire on February 11, 2017. During the twelve months ended December 31, 2016, we repurchased 2,398,500 common shares under the 2016 NCIB for a total cost of $4,225.

We plan to use our cash resources to fund our operations and any litigation that might be required, and to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit our value proposition and strategic objectives.  We may acquire operating businesses with interesting patent portfolios that could enhance an overall patent licensing business.

Our ability to generate cash from operations going forward is based on collecting royalties under our signed licenses and additional licensing of our patent portfolios to companies around the world. It is difficult to predict the timing and nature of future licenses.

We plan to finance our cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing our patent portfolios and, if desirable based on market conditions, by selling common shares and debt securities to the public.

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A summary of our contractual obligations due by period for the next 5 years is noted below:

	Payments due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt	$-	$-	$-	$-	$-
Capital lease obligations	-	-	-	-	-
Operating leases	3,151	652	1,423	717	358
Purchase obligations	-	-	-	-	-
Other long term obligations	24,354	11,141	13,213	-	-
Total contractual obligations	$27,505	$11,793	$14,636	$717	$358

* Relates to deferred patent finance obligations and success fee payable.

Outstanding Common Share Data

We are authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series.  As at December 31, 2016, there were 118,572,181 common shares and no special or preferred shares issued and outstanding. We also maintain a Share Option Plan, an Employee Share Purchase Plan and a Deferred Stock Unit Plan.  Under the Share Option Plan, we can issue a maximum of 10% of our issued and outstanding common shares from time to time which was, as at December 31, 2016, 11,857,218 common shares combined.  The common shares authorized for issuance under the Employee Share Purchase Plan and the Deferred Stock Option Plan are limited to 800,000 and 430,000, respectively. As at December 31, 2016, we had 5,985,454 options outstanding, 197,367 deferred stock units outstanding and have issued 606,600 shares under the Employee Share Purchase Plan.

Off-Balance sheet arrangements

There are no off-balance sheet arrangements.

Transactions with related parties

Dr. Michel Fattouche, a member of our Board of Directors, has provided consulting services to us. For the twelve months ended December 31, 2016, consulting services have totaled $8 (twelve months ending December 31, 2015 – $100).

Fourth quarter review

Results of Operations for the three months ended December 31, 2016 as compared to the three months ended December 31, 2015

Revenues

Revenues for the three months ended December 31, 2016 were $30,186, representing an increase of $4,169 or 16% over the same period last year. The increase in revenues is primarily attributable to license agreements signed during the fourth quarter of 2016 which had lump sum payment amounts.

	Three months ended
	December 31, 2016	December 31, 2015

Revenues	$30,186	$26,017
Increase from comparative period	16%

Three licensees individually accounted for 54%, 11%, and 10%, respectively, of revenues for the three months ended December 31, 2016 as compared to three licensees individually accounted for 15%, 12%, and 10%, respectively, for the three months ended December 31, 2015.  For the three months ended December 31, 2016 and 2015, the top ten licensees accounted for 98% and 76% respectively, of revenues.

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Cost of Revenue

The table below provides the details of cost of revenue:

	Three months ended
	December 31, 2016	December 31, 2015

Compensation and benefits	$2,578	$1,289
Litigation	2,595	2,091
Patent maintenance, prosecution, and evaluation	1,864	1,999
Contingent partner payments and legal fees	2,987	2,400
Amortization of patents	7,626	9,979
Stock-based compensation	10	94
Other	174	249
	$17,834	$18,101
Percent of revenue	59%	70%
Decrease from comparative period	(1%)

Cost of revenue for the three months ended December 31, 2016 was $17,834 or 59% of revenues as compared to $18,101 or 70% of revenues for the three months ended December 31, 2015.  The decrease in expenses is primarily attributable to a decrease in amortization expense partially offset by an increase in compensation and benefits as a result of increased accrued variable compensation costs, increased litigation costs, and increased contingent partner payments and legal fees.

For the three months ended December 31, 2016, litigation expenses amounted to $2,595 as compared to $2,091 for the same period last year. The increase in litigation for the three months ended December 31, 2016 is attributable to an increase in the level of litigation activities in comparison to the same period last year that are governed by fee arrangements that are not contingent upon the signing of any license agreements. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and fee arrangements.

For the three months ended December 31, 2016, contingent partner payments and legal fees amounted to $2,987 as compared to $2,400 for the same period last year. This increase for the three months ended December 31, 2016 is attributable to an increase in the level of license agreements signed in the quarter that relate to licensing programs for which there are contingent payment programs.

During the three months ended December 31, 2016, we paid McKools $796 of the success fees based on proceeds collected during the three months ended September 30, 2016.

Research and development expense

The table below provides the details of R&D expense:

	Three months ended
	December 31, 2016	December 31, 2015

Compensation and benefits	$-	$342
Depreciation	-	5
Stock-based compensation	-	4
Other	-	61
	$-	$412
Percent of revenue	0%	2%
Decrease from comparative period	(100%)

During the fourth quarter of fiscal 2015, we eliminated our R&D activities and, therefore, we do not expect to incur any expenses related to R&D. We do not expect the elimination of our R&D activities to have a material impact, if any, on our business model.

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Marketing, general and administration expense

The table below provides the details of MG&A expense:

	Three months ended
	December 31, 2016	December 31, 2015

Compensation and benefits	$1,466	$844
Depreciation	93	102
Stock-based compensation	12	47
Public company costs	384	219
Facilities	151	136
Other	385	235
	$2,491	$1,583
Percent of revenue	8%	6%
Increase from comparative period	57%

For the three months ended December 31, 2016, MG&A expenses amounted to $2,491 or 8% of revenues as compared to $1,583 or 6% of revenue for the same period last year.  The increase in spending for the three months ended December 31, 2016 is primarily attributable to an increase in compensation and benefits as a result of higher accrued variable compensation costs.

Foreign exchange loss

The table below provides the details of the foreign exchange loss:

	Three months ended
	December 31, 2016	December 31, 2015

Realized foreign exchange (gain) loss	$(15)	$516
Unrealized foreign exchange loss (gain)	111	(425)
	$96	$91
Percent of revenue	0%	0%
Increase from comparative period	Not meaningful

The realized foreign exchange gain is attributable to unhedged transactions denominated in currencies other than our functional currency, U.S. dollars and is a result of the change in exchange rates in effect when foreign currency denominated transactions are initially recorded and the corresponding settlement.  For the three months ended December 31, 2016 we realized a gain of $15 as compared to a loss of $516 for the corresponding period last year. The loss last year is primarily attributable to losses on foreign exchange contracts settled during the three months ended December 31, 2015 as a result of the difference in the prescribed rates as per the contract and the foreign exchange rates in effect on the settlement date.

The unrealized foreign exchange loss recognized in the twelve months ended December 31, 2016 resulted from the translation of monetary accounts, primarily cash and cash equivalents, short-term investments, dividends, and accounts payable, denominated in Canadian dollars to U.S. dollars.

Interest income

Our recorded interest income for the three months ended December 31, 2016 was $172 as compared to $97 for the three months ended December 31, 2015.  Interest income includes interest earned on deposits and short-term investments.

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Provision for income taxes

The table below provides the details of the provision for income taxes:

	Three months ended
	December 31, 2016	December 31, 2015

Current income tax expense	$651	$1,140
Deferred income tax expense (recovery)	659	(1,269)
	$1,310	$(129)

Current income tax expense % of revenue	2%	4%

The current income tax expense for the three months ended December 31, 2016 and 2015, consisted primarily of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the three months ended December 31, 2016 was 2% of revenue as compared to 4% of revenue for the same period last year.

The increase in the deferred income tax expense as compared to the same period last year is primarily attributable to an increase in the utilization of certain previously recognized Canadian loss carryforwards as a result of higher earnings in certain of our Canadian entities.

Proposed transactions

There are no proposed transactions.

Critical Accounting Policies, Including Initial Adoption of Policies, and Critical Estimates

Our management is required to make judgments, assumptions and estimates in applying our accounting policies and practices which have a significant impact on our financial results.  The following outlines the accounting policies and practices involving the use of professional judgment and estimates that are critical to determining our financial results.

Revenue recognition

Our revenue consists principally of royalty revenue from licensing our own patent portfolio. We also generate royalty revenue from licensing patent portfolios on behalf of our partners. We consider revenue to be earned when we have persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance, the amounts are fixed or determinable and collection is reasonably assured. We defer recognizing revenue until such time as all criteria are met. Determination of whether or not these criteria have been met may require us to make judgments, assumptions and estimates based upon current information and historical experience.

Our royalty revenues consist of fixed fee and running royalty payments.

Royalties from running royalty arrangements can be based on either a percentage of sales or number of units sold for which we earn royalties at the time the licensees’ sales occur. The licensees are obligated to provide us with quarterly or semi-annual royalty reports. Our licensees do not, however, report and pay royalties owed for sales in any given reporting period until after the conclusion of that reporting period. We currently recognize running royalty revenues based on royalties reported by the licensees during the quarter and when other revenue recognition criteria are met. We monitor the receipt of reports to ensure that there is not a disproportionate number of months of revenue in any given fiscal year.

Royalties from fixed fee royalty arrangements may consist of one or more installments of cash. The timing and amount of revenue recognized from each licensee depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Where agreements include multiple elements, we assess if the deliverables have standalone value upon delivery, and if so, we account for each deliverable separately. When multiple-deliverables included in an arrangement are separated

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into different units of accounting, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. We determine the relative selling price for a deliverable based on our best estimate of selling price (“BESP”). We determine BESP by considering our overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of transactions, the customer demographic, the geographic area covered by licenses, price lists, licensing strategy, historical standalone licenses and contracted royalty rates. The determination of BESP is made through consultation with and approval by management, taking into consideration the licensing strategy.

Generally, as part of our partnering agreements with third-parties, we are able to recover certain out-of-pocket expenses and legal costs. These amounts are included in revenue in the period which the aforementioned revenue criteria is met and the amounts become reimbursable.

Revenue arrangements with extended payment terms, where fees are fixed in one or more installments of cash and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes reasonably assured.

Investment Tax Credits

At December 31, 2016, we have approximately $5,647 (December 31, 2015 - $5,647) of non-refundable investment tax credits carried forward, relating primarily to past R&D. These credits can be applied against future income taxes payable and are subject to a 20 year carry-forward period. Judgment is required in determining the amount of unutilized investment tax credits to record as an asset. In assessing the potential utilization of investment tax credits, we have considered whether it is more likely than not that some portion or all of the unutilized investment tax credits will be realized based upon estimates of our anticipated income tax position in future periods.  We will continue to evaluate our future income tax position quarterly and record any adjustment necessary in that period.

Valuation of Deferred Income Tax Assets and Deferred Income Tax Expense/Recovery

As at December 31, 2016, we had accumulated $19,061 of unused R&D expenditures for income tax purposes. These deductions are available without expiry to reduce future year’s taxable income. Including the unused R&D expenditures and investment tax credits noted above, we had approximately $108,502 of temporary differences and tax losses available for carry forward. As a result, as at December 31, 2016, we have a deferred income tax asset of $33,954 of which $14,646 has been recorded. Judgment is required in determining the amounts of deferred income tax assets and liabilities and the related valuation allowance recorded against the net deferred income tax assets. In assessing the potential realization of deferred income tax assets, we consider all available evidence, both positive and negative. The realization of deferred tax assets is dependent on our ability to generate sufficient future taxable income during periods prior to the expiration of tax attributes to fully utilize these assets. Our forecasted future operating results are highly influenced by, among other factors, assumptions regarding (1) our ability to achieve forecasted revenue, (2) our ability to effectively manage our expenses relative to our forecasted revenue and (3) market conditions in the technology areas in which we operate. We considered both positive and negative evidence and based on revenue from existing contracts and spending managed to the revenue levels determined future taxable income will be sufficient to utilize existing tax attributes.

We assess the probability that deferred income tax assets will be recovered from future taxable income, and whether a valuation allowance is required to reflect any uncertainty at each reporting period. We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period. As at December 31, 2016, we had a valuation allowance of $19,308 (December 31, 2015 - $17,583) primarily related to net operating losses and capital losses in certain operating subsidiaries which we have assessed as more likely than not that these losses will not be utilized.

Patents

We have acquired patents and patent rights (hereinafter, collectively “patents”) directly or through business acquisitions. In determining the fair value of these patents, we make estimates and judgments about the future income-producing capabilities of these assets and related future cash flows. We also make estimates about the useful lives of these assets based on assessment of the legal and economic lives of the patents and potential future licensing revenues achievable from our patent portfolios. Our patent portfolios as at December 31, 2016 are being amortized on a straight-line basis over the remaining useful lives of the patents which range from approximately one to nine years. If our basis for assessing the useful lives of the intangibles and potential future licensing revenues achievable from our patent portfolio is adversely affected by future events or circumstances, we will record write-downs of patents, write-down of other intangible assets, or changes in the estimated useful lives of these assets, which would result in changes to amortization expense in the future. Such changes would not affect cash flows.

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The carrying value of patents is reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. Impairments are determined by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents is not recoverable, the carrying value is then compared with the estimated fair value of the assets, and the carrying value is written down to the estimated fair value.

In October 2015, we commenced a restructuring of our operations and as a result undertook a review of our licensing programs to determine those which we would continue to support. We concluded that certain licensing programs would be terminated and the carrying value of the patent portfolios associated with these licensing programs were determined to be fully impaired. As a result, we recorded a non-cash, pre-tax charge against our patents of $1,747.

At December 31, 2016, the market value of the Company was approximately $193 million and net of cash, cash equivalents and short term investments would be $86 million.  We considered this a possible indicator of impairment and as a result, a test for impairment of our long-live assets was performed as at December 31, 2016 (the “Measurement Date”). The patents (“asset groups”) were categorized in accordance with their licensing programs. We performed the recoverability test using undiscounted cash flows of the asset groups, which were based on our internal forecasts covering the period from January 1, 2017 through December 31, 2023 and related assumptions for each of the licensing programs. Based on this analysis, we concluded that the carrying value for the asset groups did not exceed the estimated undiscounted future cash flows as at the Measurement Date and therefore the second step of the long-lived asset impairment test was not required.

Goodwill

Goodwill is subject to annual impairment tests or on a more frequent basis if events or conditions indicate that goodwill may be impaired.

As a whole, we are considered one reporting unit. We estimate the value of our reporting unit based on market capitalization and discounted estimated future cash flows. If we determine that our carrying value exceeds our fair value, we would conduct the second step of the goodwill impairment test which compares the implied fair value of the goodwill (determined as the excess fair value over the fair value assigned to our other assets and liabilities) to the carrying amount of goodwill.

We performed an impairment assessment by comparing the estimated fair value of the reporting unit, using an income based approach and market based approach, to our carrying value as at December 31, 2016. Under the income based approach, we used a discounted cash flow methodology using a discount rate determined by our management which is commensurate with the risk inherent in our current business model. Our discounted cash flow projections are based on our annual financial forecasts developed internally by management for use in managing our business. Under the market based approach, we considered our market capitalization in addition to an estimated control premium. The results of this impairment assessment indicated that the estimated fair value of the reporting unit exceeded the carrying value, and therefore, we concluded there was no impairment of goodwill.

Estimation uncertainty

Critical accounting policies and estimates utilized in the normal course of preparing our consolidated financial statements require the determination of the best estimate of selling price, future cash flows utilized in assessing net recoverable amounts and net realizable values, determination of discount rates, amortization, allowance for bad debts, legal contingency estimate, useful lives of property, equipment and intangible assets, valuation of intangibles, valuation of debt securities, determination of indicators of impairment assessments and related impairment assessments, assumptions used in determining the fair value of stock options granted, timing of payments related to patent finance obligations and measurement of deferred taxes. In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis where required.

These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in the consolidated financial statements. The estimates are impacted by many factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

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These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

Critical accounting estimates and accounting policies are reviewed annually or more often if needed, by the Audit Committee.

Recent accounting pronouncements

See Note 2, “Significant Accounting Policies”, of Notes to Audited Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption.

Disclosure Controls and Procedures

In compliance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, we have filed certificates signed by our Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

Our management has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2016, and based on our evaluation has concluded that these are effective.

The evaluation took into consideration our corporate disclosure policy and the functioning of our executive officers, Board and Board Committees. In addition, our evaluation covered our processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at December 31, 2016. We based our evaluation on criteria established in “Internal Control over Financial Reporting – 2013” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, we have concluded that, as of December 31, 2016, our internal control over financial reporting is effective.

No Attestation Report of the Registered Public Accounting Firm

Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to an exemption for emerging growth companies under the U.S. Jumpstart Our Business Startups Act.

We shall continue to be deemed an emerging growth company until the earliest of:

(a)

the last day of our fiscal year during which we had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC to reflect the change in the U.S. Consumer Price Index for All Urban Consumers published by the U.S. Bureau of Labor Statistics, setting the threshold to the nearest $1,000,000) or more;

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(b)

the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective IPO registration statement, which for us would be February 7, 2017;

(c)	the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or
(d)	the date on which we are deemed to be a large accelerated filer.

We will cease to be an emerging growth company on December 31, 2017 and as a result will no longer be exempt from section 404(b) of the U.S. Sarbanes-Oxley Act of 2002 and in particular no longer exempt from the requirement that the registered public accounting firm attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting for the fiscal 2017 year.

CHANGES IN INTERNAL CONTROLS

There have been no changes in our “internal control over financial reporting” that occurred during the year ended December 31, 2016 which have materially affected or are reasonably likely to materially affect the internal control over financial reporting.

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Wi-LAN Inc.

303 Terry Fox Drive, Suite 300

Ottawa, ON Canada

K2K 3J1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com